TOWER
Semiconductor Ltd.

P.O. Box 619, Migdal Haemek, 21305 Israel (972-6) 650-6611
FAX (972-6) 654-7788

December 14, 2005

VIA EDGAR
Peggy A. Fisher, Esq.
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-1627

Re:	Tower Semiconductor Ltd.
Registration Statement on Form F-1
File No.: 333-126909

Dear Ms. Fisher:

Further to my letter to you dated December 13, 2005, which requested acceleration of the effective time of the above-referenced registration statement to Thursday, December 15, 2005, at 12:00 noon or as soon thereafter as is possible, on behalf of the company I hereby acknowledge that:

(1)	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2)
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3)
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully submitted,

TOWER SEMICONDUCTOR LTD.

By:  /s/Oren Shirazi
Oren Shirazi
Chief Financial Officer